Exhibit 99.1

Autozi Internet Technology (Global) Ltd. Announces Fiscal Year 2024 Financial Results and Files Its Annual Report on Form 20-F

BEIJING, Jan. 27, 2025 /PRNewswire/ — Autozi Internet Technology (Global) Ltd. (“Autozi” or the “Company”) (Nasdaq: AZI), one of the leading and fast-growing lifecycle automotive service providers in China, today announced its financial results for the fiscal year ended September 30, 2024. The Company also filed its annual report on Form 20-F for the fiscal year ended September 30, 2024 with the Securities and Exchange Commission (the “SEC”) on January 27, 2025, U.S. Eastern Time. The annual report can be accessed on the SEC’s website at www.sec.gov.

Management Commentary

Dr. Houqi Zhang, Founder, Chairman, and Chief Executive Officer of Autozi, commented. “As we conclude a successful fiscal year 2024, I am proud of Autozi’s continued progress in advancing our supply chain digitalization platform, which is a core driver of our strategic transformation toward a more intelligent and light-asset business model. Leveraging cutting-edge technologies such as artificial intelligence, big data, cloud computing, and the Internet of Things, we have significantly enhanced our end-to-end digital integration, enabling more efficient collaboration and streamlined processes across the entire supply chain. In addition, we completed our initial public offering on the NASDAQ Global Market in August, further expanding our access to capital, heightening our brand visibility, and marking our entrance to the global stage.”

Dr. Zhang continued, “Looking ahead, our focus remains on empowering participants across the entire supply chain ecosystem by creating a direct-to-consumer network for auto service shops and car owners, offering seamless, convenient, and reliable one-stop lifecycle services. We are actively exploring opportunities to expand our multi-business ecosystem, pursuing strategic acquisitions in key verticals to strengthen our leadership in the industry. Meanwhile, we remain focused on maintaining stable profitability through disciplined cost management and operational efficiencies. We are also committed to continuing the optimization of our capital structure, ensuring a stronger financial position to support our long-term strategic objectives and create sustainable value for our shareholders.”

Fiscal Year 2024 Financial Results

Revenues increased by 9.9% to $124.7 million in fiscal year 2024 from $113.5 million in the prior year. The Company’s revenues were recognized in RMB and reported in U.S. dollar, and the depreciation of the RMB against the U.S. dollar during the fiscal year negatively impacted the reported year-over-year growth rate. On a constant currency basis in RMB terms, the Company’s revenues grew by approximately 12.2% year over year. This growth was driven by the Company’s strategic shift towards focusing on its auto parts and auto accessories sales segment, which more than offset declines in other business lines. With a continued emphasis on this high-margin, growth-oriented segments, Autozi remains well-positioned for future expansion and sustained improvement in its margin profiles.

●	Revenues from auto parts and auto accessories sales increased significantly by 86.1% to $68.6 million in fiscal year 2024 from $36.8 million in the prior year as a result of successful market expansion and increased sales volume. The increase reflects the Company’s ongoing efforts to refine its auto parts and accessories portfolio, establish new partnerships with new customers, and strengthen relationships with existing customers.

●	Revenues from new car sales decreased by 24.3% to $55.8 million in fiscal year 2024 from $73.7 million in the prior year. During the fiscal year, the Company made a strategic decision to gradually scale back its focus on new car sales in response to increasing regulatory complexities, intensifying market competition, shrinking market demand, and decreasing margins in this segment. While the new car sales business continues to provide brand influence and market presence, supporting the broader auto parts and auto accessories operations, the Company does not expect significant future investment in this segment. This shift allows Autozi to prioritize its growth in higher-margin areas with stronger long-term potential.

●	Revenues from automotive insurance-related services decreased to $0.4 million in fiscal year 2024 from $3.0 million in the prior year. This decrease was due to industry-wide regulatory changes that introduced new requirements, which led the Company to discontinue its insurance-related services at the end of fiscal year 2023. While automotive insurance may remain a potential component of our broader ecosystem in the future, any re-engagement in this area will be contingent upon identifying suitable strategic partnerships or acquisition opportunities that align with the Company’s long-term growth objectives.

Cost of revenues increased by 9.2% to $123.5 million in fiscal year 2024 from $113.0 million in the prior year. This increase reflects changes in the cost structure across various business segments, which are directly aligned with the revenue performance.

Gross profit was $1.3 million for fiscal year 2024, an increase of $0.8 million from $0.5 million in fiscal year 2023. This represents a gross profit margin of 1.0% for fiscal year 2024, compared to 0.4% in the prior year. This improvement was primarily driven by stronger profitability in the auto parts and auto accessories sales segment, which reflects the Company’s strategic focus on expanding this high-margin business. In fiscal year 2024, revenues from auto parts and auto accessories sales accounted for 55.0% of total revenues, up from 32.5% in fiscal year 2023. Furthermore, increased procurement efforts during the year allowed Autozi to leverage greater bargaining power with upstream suppliers, enhancing profitability in this segment. As a result, the gross profit margin for the auto parts and auto accessories sales segment improved from 1.0% in fiscal year 2023 to 1.8% in fiscal year 2024, underscoring the Company’s successful execution of its strategic initiatives in this area.

Operating expenses decreased by 14.3% to $6.7 million in fiscal year 2024 from $7.8 million in the prior year. This reduction was a direct result of the Company’s ongoing efforts to optimize its cost structure, implement stringent expense control initiatives, and improve operational efficiencies.

●	Sales and marketing expenses increased by 11.4% to $1.3 million in fiscal year 2024 from $1.1 million in the prior year. This increase was primarily attributable to higher market promotion expenses, as the Company strategically invested in business development initiatives to support the rapid growth of its auto parts and auto accessories sales segment. Additionally, the expansion of this segment required maintaining adequate inventory levels, leading to a corresponding rise in warehousing and logistics costs. However, these costs remained in line with revenue growth, underscoring the Company’s disciplined approach to balancing investment and operational efficiency while driving long-term growth in its core business.

●	General and administrative expenses decreased by 19.3% to $4.3 million in fiscal year 2024 from $5.4 million in the prior year. The reduction was primarily driven by a $1.6 million decrease in credit losses, which was a result of the full provision for expected losses related to amounts due from affiliated parties in fiscal year 2023. There was no such provisionin fiscal year 2024. This decrease was partially offset by a $0.6 million increase in staff costs, which were associated with bonuses paid to employees following the Company’s successful Initial Public Offering during the fiscal year, and a $0.1 million increase in additional consulting and professional service fees as a public company.

●	Research and development expenses decreased by 16.4% to $1.1 million in fiscal year 2024 from $1.3 million in the prior year. This decline was mainly the result of a $0.2 million reduction in staff costs, as the Company entered a more mature phase in the development of its service platform. With the initial R&D phase largely completed, the focus has shifted to platform maintenance and optimization, resulting in a stabilization of R&D expenses.

Operating loss narrowed by 25.6% to $5.4 million in fiscal year 2024 from $7.3 million in the prior year. This improvement was a testament to the Company’s continued efforts to optimize its cost structure, implement stringent expense control initiatives, improve operational efficiencies, and increase the revenue contribution from the higher-margin auto parts and auto accessories sales segment.

Net loss was $11.1 million in fiscal year 2024, compared to a net loss of $10.5 million in fiscal year 2023. The increase in the net loss was primarily due to a $1.5 million increase in litigation-related costs, which primarily consisted of accrued penalties for the repurchase of mezzanine equity. While the Company has taken a prudent approach in accounting for this charge, it does not anticipate any actual cash impact. Excluding this charge, the company’s net loss in fiscal year 2024 would have narrowed by 10.5% or $1.0 million to $8.1million.

Full Financial Disclosure

This press release provides a summary of Autozi’s financial results for the fiscal year ended September 30, 2024. It is intended for informational purposes only and does not represent a complete or comprehensive overview of the Company’s financial condition. For a detailed understanding of the Company’s financial performance, results, and related implications, please refer to the Company’s annual report on Form 20-F for fiscal year 2024, filed with the U.S. Securities and Exchange Commission. The Form 20-F contains the Company’s audited financial statements, management’s analysis, and other key disclosures necessary for a full evaluation of its financial position.

Recent Business Developments

Autozi’s continued focus on digital transformation and its industry integration strategy has significantly contributed to the Company’s strong performance and competitive advantage. These efforts have positioned Autozi as a leader in the automotive supply chain ecosystem, paving the way for consolidating this highly-fragmented market and long-term sustainable growth. The Company’s supply chain platform has gained widespread market recognition for its advanced capabilities, including cutting-edge data analytics tools, automated processes, and intelligent inventory management. These innovations have significantly improved the efficiency and responsiveness of the supply chain, enabling the Company to better meet customer demands and streamline operations.

In recent months, Autozi has forged partnerships with 12 provincial distributors, demonstrating its proactive approach to market expansion and its ability to deepen market penetration. These partnerships have broadened the Company’s sales channels and increased market share across diverse regions. Additionally, the establishment of logistics partnerships in eight provinces has strengthened the Company’s distribution network, enhancing its ability to provide faster and more reliable delivery services. The shared supply chain resources strategy has not only reduced operating costs but also improved service quality and customer satisfaction.

As of September 30, 2024, the participants registered in our platforms included 3,410 auto parts and auto accessories manufacturers, 17,964 auto parts and auto accessories dealers and resellers, 79,351 service stores and garages owners. These achievements underscore the Company’s ability to drive operational optimization and resource sharing through digitalization. The resulting expansion of its business scale and improvement in profitability reflect the success of these initiatives. With ongoing enhancements to its digital capabilities and an ever-growing network of partners, Autozi is well-positioned to continue delivering revenue and profit growth in the years to come.

About Autozi Internet Technology (Global) Ltd.

Autozi Internet Technology (Global) Ltd. is a leading, fast-growing provider of lifecycle automotive services in China. Founded in 2010, Autozi offers a comprehensive range of high-quality, affordable, and professional automotive products and services through both online and offline channels across the country. Leveraging its advanced online supply chain cloud platform and SaaS solutions, Autozi has built a dynamic ecosystem that connects key participants across the automotive industry. This interconnected network enables more efficient collaboration and streamlined processes throughout the entire supply chain, positioning Autozi as a key driver of innovation and growth in the automotive services sector.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements speak only as of the date of this announcement, and the Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, as actual results may be impacted by a variety of factors, including without limitation, changes in macroeconomic conditions, industry dynamics, competitive landscape, regulatory requirements, the Company’s ability to successfully implement its growth strategies and effectively manage costs and operations, and unforeseen business challenges. The Company encourages investors to review other factors that may affect its future results in the Company’s registration statement, periodic reports, including its Annual Report on Form 20-F and Current Report on Form 6-K, and in its other filings with the SEC.

Contact Information

The Blueshirt Group

Jack Wang

Email: Jack@blueshirtgroup.co

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS) (In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the years ended September 30,
	2023	2024

Revenues	113,541	124,737
Cost of revenues	(113,045)	(123,484)
Gross profit	496	1,253

Operating expenses
Selling and marketing expenses	(1,137)	(1,267)
General and administrative expenses	(5,370)	(4,335)
Research and development expenses	(1,314)	(1,098)
Total operating expenses	(7,821)	(6,700)

Operating loss	(7,325)	(5,447)

Other income/(expense)
Litigation related expenses	(1,456)	(2,969)
Interest expenses, net	(2,060)	(2,707)
Other income, net	214	17
Investment income	78	-
Total other expenses, net	(3,224)	(5,659)

Loss before income tax expenses	(10,549)	(11,106)
Income tax expenses	-	-
Net loss	(10,549)	(11,106)

AUTOZI INTERNET TECHNOLOGY (GLOBAL) LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	As of September 30,
	2023	2024
ASSETS
Current assets
Cash and cash equivalents	2,120	$1,972
Restricted cash	-	501
Accounts receivable, net	132	417
Advance to suppliers, net	11,553	6,513
Inventories	889	3,270
Prepayments, receivables and other assets, net	1,803	8,120
Deferred offering cost	1,555	-
Amounts due from related parties, net	403	294
Total current assets	18,455	21,087

Non-current assets
Property, equipment and software, net	441	427
Operating lease right-of-use assets	139	343
Total non-current assets	580	770

TOTAL ASSETS	19,035	$21,857

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	5,739	8,131
Convertible bonds	4,180	4,346
Accounts payable	1,389	2,868
Deferred revenues	8,913	6,545
Accrued expenses and other current liabilities	11,485	17,189
Payable to redeemable non-controlling interests	14,893	16,616
Lease liabilities, current	352	530
Amounts due to related parties	478	767
Total current liabilities	47,429	56,992

Non-current liabilities
Lease liabilities, non-current	17	42
Total non-current assets	17	42

TOTAL LIABILITIES	47,446	57,034

Mezzanine equity
Redeemable principal interests (US$0.000001 par value; 28,900,700 and nil shares issued and outstanding as of September 30, 2023 and 2024, respectively)*	118,860	-
Total mezzanine equity	118,860	$-

Shareholders’ deficit
Ordinary shares (US$0.000001 par value; 500,000,000,000 and 500,000,000,000 shares authorized as of September 30, 2023 and 2024; 73,580,500 and nil shares issued and outstanding as of September 30, 2023 and 2024, respectively)*	-	-
Class A ordinary shares (US$0.000001 par value; 480,000,000,000 and 480,000,000,000 shares authorized as of September 30, 2023 and 2024; nil and 70,386,100 shares issued and outstanding as of September 30, 2023 and 2024, respectively)*	-	-
Class B ordinary shares (US$0.000001 par value; 20,000,000,000 and 20,000,000,000 shares authorized as of September 30, 2023 and 2024; nil and 34,595,100 shares issued and outstanding as of September 30, 2023 and 2024, respectively)*	-	-
Subscription receivable	-	-
Additional paid-in capital	4,579	84,824
Accumulated deficit	(166,020)	(129,532)
Accumulated other comprehensive income	14,699	10,967
Total AUTOZI shareholders’ deficit	(146,742)	(33,741)
Non-controlling interests	(529)	(1,436)
Total shareholders’ deficit	(147,271)	(35,177)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	19,035	21,857

* The shares and per share information are presented on a retroactive basis to reflect the Company’s historic reorganization and share splits. For more information, please refer to the Notes To Combined And Consolidated Financial Statements in the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2024.